Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31
(Thousands of Dollars)	2013	2012

INCOME
Operating Revenues	$1,692,801	$1,651,745

Operating Expenses
Purchased Gas	406,595	499,829
Operation and Maintenance	413,325	404,454
Property, Franchise and Other Taxes	82,930	88,074
Depreciation, Depletion and Amortization	298,193	238,901
	1,201,043	1,231,258

Operating Income	491,758	420,487

Other Income (Expense):
Interest Income	3,918	3,261
Other Income	4,645	6,621
Interest Expense on Long-Term Debt	(87,170)	(74,516)
Other Interest Expense	(3,809)	(3,723)

Income Before Income Taxes	409,342	352,130

Income Tax Expense	163,692	139,792

Net Income Available for Common Stock	$245,650	$212,338

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$2.95	$2.56

Diluted:
Net Income Available for Common Stock	$2.93	$2.54

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	83,355,109	82,852,270

Used in Diluted Calculation	83,928,901	83,747,858